SAN TELMO ENERGY LTD.

FORM OF PROXY FOR
HOLDERS OF COMMON SHARES AND OPTIONS TO PURCHASE COMMON SHARES

FOR THE SPECIAL MEETING OF SAN TELMO ENERGY LTD. SECURITYHOLDERS

TO BE HELD ON TUESDAY, JANUARY 10, 2006

The undersigned, a holder of common shares ("**Common Shares**") and/or options to purchase Common Shares ("**Options**") (collectively, the "**San Telmo Securities**") of San Telmo Energy Ltd. ("**San Telmo**"), hereby appoints Stanley Herdman, Chief Financial Officer of San Telmo, or, failing him, William Schmidt, a director of San Telmo or, instead of either of the foregoing, ____________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Meeting**") of the holders of San Telmo Securities (the "**San Telmo Securityholders**") to be held on Tuesday, January 10, 2006, at 11:00 a.m. (Vancouver time) at the Terminal City Club, 852 West Hastings Street, Vancouver, British Columbia, Canada, and at any adjournment thereof, and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the San Telmo Securities represented by this Form of Proxy in the following manner (check the appropriate box):

1. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** a special resolution, the full text of which is set out in Appendix B to the joint information circular of San Telmo and Rolling Thunder Exploration Ltd. ("**Rolling Thunder**") dated November 15, 2005 (the "**Information Circular**") approving the continuance of San Telmo in the Province of Alberta pursuant to section 188 of the *Business Corporations Act* (Alberta) (the "**ABCA**");

2. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** a special resolution, the full text of which is set out in Appendix C to the Information Circular approving an arrangement under section 193 of the ABCA, involving San Telmo, San Telmo Securityholders, Rolling Thunder and holders of class A shares, class B shares and options to purchase class A shares of Rolling Thunder, all as more particularly set forth and described in the accompanying Information Circular; and

3. on any other matter that may properly come before the Meeting in such manner as the proxyholder sees fit.

This Form of Proxy is solicited on behalf of the management of San Telmo. The San Telmo Securities represented by this Form of Proxy will be voted and, where the San Telmo Securityholder has specified a choice with respect to the above matter, will be voted as directed above or, if no direction is given, will be voted IN FAVOUR of the above matter. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of the matter specified in this Form of Proxy and with respect to any other matter which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the Information Circular.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXIES.

Dated:	______________________________ *(if undated, the proxy will be considered to bear the date on which it was mailed to the San Telmo Securityholder)*
Name:	______________________________
Signature:	______________________________ *(please sign, date and mail promptly in the enclosed envelope – the signature on this line should correspond exactly with the name in which the San Telmo Securityholder's Securities which are the subject of this proxy are registered)*
Number of San Telmo Securities held:	____________________ Common Shares ____________________ Options *(if not completed, the proxy will be considered to be voted in the manner specified, or deemed to be specified, in respect of ALL Common Shares and Options held)*

NOTES:

1. **Each San Telmo Securityholder has the right to appoint a proxyholder other than the persons designated above, who need not be a San Telmo Securityholder, to attend and to act for and on the behalf of such San Telmo Securityholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the San Telmo Securityholder's appointee should be legibly printed in the blank space provided.**

2. This Form of Proxy must be dated and executed by the San Telmo Securityholder (using exactly the same name in which the securities are registered) or by his attorney authorized in writing or, if the San Telmo Securityholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate.

3. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to San Telmo Energy Ltd. c/o Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 3B8, at least 24 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof; provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.